

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 19, 2006

Scott L. Vining
Chief Financial Officer, Treasurer, and Secretary
Paragon Financial Corporation
2207 Sawgrass Village Drive
Ponte Vedra Beach, Florida 32082

Re: **Paragon Financial Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed April 26, 2006

        Forms 10-Q for Fiscal Quarters Ended March 30, June 30, and
        September 30, 2006
        File No. 0-27437

Dear Mr. Vining:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 1B. Unresolved Staff Comments, page 14

1. We note that you fair valued the PGNF acquisition based exchange determination date of October 14, 2002 under paragraph 23 of SFAS 141. Please tell us in more detail why you concluded that the quoted market price on November 14, 2002 was not the fair value of the common stock issued. In addition, tell us in detail how you evaluated the net assets received, including goodwill, the quoted market price of your shares to be issued, and other third party bids made to PGNF in determining the fair value of the common stock issued.

Liquidity and Capital Resources, page 27

2. Describe your specific viable plans intended to mitigate the effect of your going concern uncertainty and your assessment of the likelihood that such plans can be effectively implemented. Also, discuss your ability to generate sufficient cash to support your operations during the twelve-month period following the date of your most recent balance sheet presented.

Report of Independent Registered Public Accounting Firm, page F-1

3. Your consolidated statements of operations, comprehensive loss, stockholders' deficit and cash flows for the fiscal year ended December 31, 2003 are not referenced in the report. Please revise.

Consolidated Balance Sheets, page F-2

4. We note from page F-19 that your convertible debentures are currently in default. Please tell us why it is appropriate to classify these debentures as long-term liabilities.

Note 1. Allowance for Loan Repurchases and Premium Recapture, page F-11

5. As previously requested, please provide Schedule II for your allowance for loan repurchases and premium recapture. Please be advised that this schedule should be presented for each period presented in your statements of operations. See Rule 5-04 of Regulation S-X.

Note 1. Impairment, page F-11

6. Please disclose in more detail the impairment tests for goodwill and certain identifiable intangibles.

7. In our previous review of your filing, we noted that your goodwill at December 31, 2004 was $822,000. In light of your company's losses from operations during 2003, 2002, and 2001, negative cash flow from operating activities, negative working capital at both December 31, 2004 and 2003, and the substantial doubt of your ability to continue as a going concern, please tell us how you determined that your goodwill was not impaired at December 31, 2004. In your response, please provide a detailed discussion of your assumptions and the factors considered when performing your annual impairment test.

Note 2. Discontinued Operations, page F-17

8. As previously requested, please tell us how you determined the amount of the $4.9 Million credit made to additional paid in capital in connection with your disposal of PNGF. In this regard, please explain how your receipt of 52,329,735 common shares valued at $3.1 Million and 1,800 Series E shares plus accrued dividends valued at $1.99 Million resulted in a credit to additional paid in capital of this amount.

9. As previously requested, please tell us and revise to disclose how the loss on disposal of PNGF of $102,000 was calculated and revise your statements of operations to reflect the loss as a component of discontinued operations. Also, revise the note to include all of the disclosures required by paragraph 47 of SFAS 144.

Note 7. Debt, page F-19

10. Please tell us how you have applied the guidance of SFAS 150, SFAS 133 and EITF 00-19 in evaluating whether the debt conversion feature is an embedded derivative that should be separated from the debt host and accounted for at fair market value.

Note 8. Stock purchase warrants, page F-21

11. As previously requested, please tell us and revise Note 8 to explain how you valued and accounted for the stock purchase warrants that were issued as part of the convertible notes offerings in 2003 and 2005. See SFAS 150, SFAS 133 and EITF 00-19. Also, tell us and disclose in your financial statements how you determined the amount of the beneficial conversion feature associated with the convertible notes and indicate the period over which that amount will be recognized as expense in your financial statements. Your response and your revised disclosure should clearly explain how the treatment used complied with the requirements of EITF 98-5 and 00-27, as applicable.

12. We note that on February 7, 2006 you rescinded the First Charleston Mortgage acquisition agreement effective December 31, 2005. Please tell us in detail how you accounted for this rescission and provide the basis for your accounting. Include in your response references to the appropriate accounting literature.

Item 9A. Controls and Procedures, page 33

13. You disclose that your "disclosure controls and procedures were not effective because of the material weaknesses." Revise to disclose the nature of the material weakness, its impact on the control environment, and your current plans, if any, for remediating the weakness. Please see "Disclosures about Material Weakness" on page 10 of the "Staff Statement on Management's Report on Internal Control Over Financial Reporting" available on our website at http://www.sec.gov/info/accountants/stafficreporting.pdf.

Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006, and September 30, 2006

14. Please file your Forms 10-Q or tell us why they have not been filed and when you expect file them.

* * * *

As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director